

16012095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Public

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8-24024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon **(312)-587-3800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director, Treasurer and CFO
Title

Notary Public



OFFICIAL SEAL
STELLA BASOUKEAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/17/17

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Driehaus Securities LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition 2
Notes to Statement of Financial Condition 3



Building a better
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Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

To the Members of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

Driehaus Securities LLC

Statement of Financial Condition

December 31, 2015

ASSETS:	
Cash and cash equivalents	$ 8,261,892
Due from affiliates	2,994,992
Other	32,248
Total assets	$ 11,289,132
LIABILITIES AND MEMBERS' EQUITY:	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,781,420
Due to affiliate	1,250,777
Total liabilities	3,032,197
MEMBERS' EQUITY:	8,256,935
Total liabilities and members' equity	$ 11,289,132

See accompanying notes.

Driehaus Securities LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Significant Accounting Policies

Driehaus Securities LLC (the Company) is a Delaware limited liability company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company's members are Driehaus Capital Holdings LLC and RHD Holdings LLC. The Company is a registered limited purpose broker-dealer that serves as the distributor of the Driehaus Mutual Funds and Driehaus limited partnerships and provides marketing and placement services to its affiliate, Driehaus Capital Management LLC (DCM), a registered investment adviser, in connection with private funds and other investment products advised by DCM.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b. Cash equivalents consist of money market mutual funds valued at reported net asset value.

c. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as of the measurement date. The three levels of the fair value hierarchy are as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

1. Organization and Significant Accounting Policies (continued)

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2015:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$7,274,106	$ –	$ –	$7,274,106

There were no Level 3 assets and no transfers between levels during the year ended December 31, 2015.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Income Taxes

The Company is considered a partnership for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the taxable income or loss of the Company is included in the income tax returns of the members.

The Company is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income. However, because both of the Company's members are themselves subject to Illinois state replacement tax, the Company has no Illinois replacement tax liability, and no provision for state replacement taxes has been made.

Financial Accounting Standards Board's ("FASB") *Accounting for Uncertainty in Income Taxes* (Tax Statement) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has evaluated all tax positions and has determined that no liability for tax or related interest and penalties is required to be recorded in the statement of financial condition as of December 31, 2015. In addition, no such liabilities are expected in the next 12 months. The

2. Income Taxes (continued)

Company files tax returns with the U.S. Internal Revenue Service and the state of Illinois. The tax years 2012 through 2015 remain subject to examination by taxing authorities.

3. Related Parties

Richard H. Driehaus is the chairman of the Company. Richard H. Driehaus is also the chairman and chief investment officer of DCM. The Company and DCM have entered into an Expense Allocation Services Agreement (Agreement) whereby the Company provides marketing and placement services to DCM. For these services, DCM compensates the Company based on industry rates and practices for comparable services but in an amount that is no less than the direct expenses and any shared expenses, as outlined in the Agreement dated January 1, 2011, allocated by DCM to the Company. At December 31, 2015, there were receivables due from DCM of $1,255,000 for those marketing and placement services included in due from affiliates on the statement of financial condition.

The Company pays fees to intermediaries who provide shareholder administrative and/or sub-transfer agency services to the Driehaus Mutual Funds. The Company is fully reimbursed for these fees under the terms of two agreements: (i) a fee reimbursement agreement under which certain Driehaus Mutual Funds reimburse the Company for certain service fees and (ii) the Agreement with DCM. At December 31, 2015, the amount receivable from Driehaus Mutual Funds and DCM was $646,045 and $1,093,946, respectively. These amounts are included in due from affiliates on the statcment of financial condition.

Per the Agreement, DCM provides to the Company certain services, facilities, equipment, and personnel necessary for the operation of the Company's business, in addition to office space and associated services. Expenscs for these services are allocated between the Company and DCM as outlined in the Agreement. At December 31, 2015, there were payables due to DCM for these shared expenses totaling $1,250,777 included in due to affiliate on the statement of financial condition.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Under the Rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

4. Net Capital Requirement (continued)

Net capital and aggregate indebtedness change daily. At December 31, 2015, the Company had net capital of $5,084,213, which was $4,882,067 in excess of its required net capital of $202,146. At December 31, 2015, the percentage of aggregate indebtedness to net capital was 60%.

The net capital rules may effectively restrict the payment of equity withdrawals.

5. Subsequent Events

Management has evaluated events or transactions through the date the statement of financial condition was available to be issued, and has determined there are no subsequent events that require recognition or disclosure in the statement of financial condition.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Driehaus Securities LLC's Exemption Report, in which (1) Driehaus Securities LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2016

Confidential



DRIEHAUS SECURITIES LLC

Driehaus Securities LLC's Exemption Report

Driehaus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Driehaus Securities LLC

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Managing Director, Treasurer
and Chief Financial Officer

February 26, 2016

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800, (800) 688-8819 Fax: (312) 587-3840

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management of Driehaus Securities LLC:

We have performed the procedures enumerated below, which were agreed to by Management of Driehaus Securities LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Driehaus Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Driehaus Securities LLC's management is responsible for Driehaus Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no issues;

2. Compared the amounts reported on SEC Form X-17A-5 (FOCUS) reports for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2552*********************MIXED AADC 220
024024 FINRA DEC
DRIEHAUS SECURITIES LLC
25 E ERIE ST
CHICAGO IL 60611-2735

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michelle Cahoon 312-932-8624

2. A. General Assessment (item 2e from page 2)		$ 7
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/24/15 Date Paid		(3)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		4
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Driehaus Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 2016.

Managing Director, Treasurer & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,045,456
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursement (see attached) (Deductions in excess of $100,000 require documentation)	3,042,491
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	3,042,491
2d. SIPC Net Operating Revenues	$ 2,965
2e. General Assessment @ .0025	$ 7
	(to page 1, line 2.A.)

Supporting Documentation
Deductions Under 2c(8)

Beginning January 1, 2011, Driehaus Securities LLC ("DS LLC") ceased its brokerage execution business. DS LLC's sole source of revenue currently (other than any dividends and interest on its cash or money market accounts) is Marketing and Placement Services revenue paid by Driehaus Capital Management LLC ("DCM"), an affiliated registered investment adviser. The payments made by DCM to DS LLC for these Marketing and Placement Services are a dollar for dollar reimbursement of expenses incurred by DS LLC. Based on discussions with Linda Siemers, Manager of Member Assessments at SIPC, dollar for dollar reimbursements are qualifying deductions at line 2c(8) of the SIPC-7 form.

If there are any questions regarding this deduction, please do not hesitate to contact Michelle L. Cahoon at (312) 932-8624 or mcahoon@driehaus.com.